UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Turtle Beach Corporation

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.001 per share

(Title of Class of Securities)

900450 206

(CUSIP Number of Common Stock Underlying Class of Securities)

Megan Wynne

Turtle Beach Corporation

11011 Via Frontera, Suite A/B

San Diego, California 92127

(914) 345-2255

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Gregory A. Schernecke

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

Tel: (215)- 994-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Attached is the Definitive Proxy Statement for the 2018 Annual Meeting of Stockholders of Turtle Beach Corporation (“Turtle Beach” or the “Company”) to be held on June 12, 2018 (the “Definitive Proxy Statement”), which contains a proposal submitted to the Company’s stockholders to approve a one-time stock option exchange program (the “Program”), that, if approved by the Company’s stockholders and implemented by the Company, would permit the Company to cancel certain outstanding stock options held by its employees (including its executive officers) and its non-employee directors in exchange for new or replacement options exercisable at a reduced exercise price for a reduced number of shares of its common stock (with the balance returned to the Company’s 2013 Stock-Based Incentive Compensation Plan, as amended).

The Program has not commenced and neither this filing nor the Definitive Proxy Statement constitutes an offer to holders of the Company’s outstanding stock options to exchange these options. Even if the requisite stockholder approval is obtained at the Company’s 2018 Annual Meeting, the Company may still decide not to implement the Program. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the Program. Option holders who may be eligible to participate in the Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, very carefully, when those materials become available because they will contain important information about the Program. Turtle Beach stockholders and option holders will be able to obtain these written materials and other documents filed by Turtle Beach with the SEC free of charge from the SEC’s websites at www.sec.gov. Turtle Beach stockholders and eligible participants are also urged to read the Definitive Proxy Statement before making any voting decision with respect to the Program because the Definitive Proxy Statement contains important information about the proposal to be voted on by stockholders with respect to the Program.

Item 12. Exhibits.

Exhibit Number	Description

99.1	Definitive Proxy Statement for the 2018 Annual Meeting of Stockholders (filed with the SEC on April 30, 2018 and incorporated herein by reference).